CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

October 18, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Variable Series Trust
File Nos. 333-177369 and 811-22613

Dear Sir/Madam:

Enclosed for filing is the Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 1 under the Investment Company Act of 1940, as amended (“1940 Act”) for the above-referenced Registrant.

This filing is being made to replace to add the cover page to a previously filed N-1A (Accession No. 0001532747-11-000013) that failed to include the cover page.

In accordance with Rule 461 under the 1933 Act, the Registrant hereby reserves the ability to orally request acceleration of the effective date of the Registration Statement. The Registrant is aware of its obligations under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

encs.